# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD, CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085
Date of event which requires filing of this statement: 09/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-17-004388
Filed by CIK 0001562189
Persons authorized to receive notices and communications: 1GLOBE CAPITAL LLC, One International Place, 44th Fl, Boston, Massachusetts (MA), 02110, 617-649-1157; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 1Globe Capital LLC (CIK 0001562189): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: This Amendment No. 7 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC, 1Globe Biomedical (Hong Kong) Company Limited, and Dr. Jiaqiang Li (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017, as amended from time to time.
- 1Globe Biomedical (Hong Kong) Company Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: This Amendment No. 7 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC, 1Globe Biomedical (Hong Kong) Company Limited, and Dr. Jiaqiang Li (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017, as amended from time to time.
- Jiaqiang Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: This Amendment No. 7 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC, 1Globe Biomedical (Hong Kong) Company Limited, and Dr. Jiaqiang Li (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017, as amended from time to time.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: SINOVAC BIOTECH LTD
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

Name of Person Filing: Jiaqiang Li ("Dr. Li"), as the Chairman of each of 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

Address of Principal Business Office: The principal business address of Dr. Li is One International Place, 44th Floor, Boston, Massachusetts 02110.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

Principal Business: The principal occupation of Dr. Li is serving as the Chairman of each of 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited. Dr. Li is also the Chairman of the board of directors of the Issuer (the "Board").
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

No reporting person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as otherwise disclosed in Items 4 and 5 of the Schedule 13D, no reporting person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

Dr. Li is a citizen of the People's Republic of China.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 25, 2025, Vivo Capital Surplus Fund VIII, L.P. ("Vivo Fund VIII") filed an amended complaint (the "Amended Complaint") with the U.S. District Court for the Commonwealth of Massachusetts in the civil action initiated by Vivo Fund VIII on April 14, 2025 and previously disclosed in Amendment No. 6 to the Schedule 13D (the "Vivo Action"). In the Amended Complaint, Vivo Fund VIII alleges a disclosure violation claim under Section 13(d) of the Securities Exchange Act of 1934, repeating in a single count the allegations that appeared in its original complaint. Among other things, Vivo Fund VIII alleges that (1) Dr. Li has not filed a Schedule 13D and as a result investors do not know how many Sinovac shares he beneficially owns; (2) 1Globe Capital LLC disclaims in its Schedule 13D Amendments any "arrangement" or "agreement" with OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively, "OrbiMed"), but has not disclosed whether it and OrbiMed have any "understandings" or "relationship"; and (3) the Schedule 13D Amendments include no disclosure regarding defendants and OrbiMed's "ongoing plans and proposals to regain their control of Sinovac," now that Vivo Fund VIII alleges that there was a change in control at the Special Meeting (as defined and discussed below). The foregoing summary of the Amended Complaint does not purport to be complete and is qualified in its entirety by the full copy of the Amended Complaint, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

1Globe Capital LLC and Dr. Li dispute Vivo Fund VIII's claim and intend to vigorously defend against it. On August 15, 2025, 1Globe Capital LLC and Dr. Li filed a motion to dismiss the Amended Complaint and motion to dissolve the preliminary injunction (the "Motion to Dismiss") and a brief in support of the foregoing motion (the "Brief in Support of Motion to Dismiss") entered by the Court in the Vivo Action and previously disclosed in Amendment No. 6 to the Schedule 13D. The Brief in Support of Motion to Dismiss explains that the Vivo Action is without basis, Vivo Fund VIII lacks standing to bring the Vivo Action, the Vivo Action has been rendered moot by the reporting persons' subsequent Schedule 13D filings, and the Vivo Action has been maintained solely for the purpose of harassing the current Board installed by the Privy Council's Order and per Antiguan law following the non-appealable ruling by the Privy Council. The foregoing summaries of Motion to Dismiss and the Brief in Support of Motion to Dismiss do not purport to be complete and are qualified in their entirety by the full copies of the Brief in Support of Motion to Dismiss and the Motion to Dismiss, which are attached hereto as Exhibits 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

On August 29, 2025, Vivo Fund VIII filed a memorandum in opposition to the Motion to Dismiss.

On September 10, 2025, 1Globe Capital LLC and Dr. Li filed a reply to the memorandum in opposition to the Motion to Dismiss filed by Vivo Fund VIII (the "Reply to Vivo"). A copy of the Reply to Vivo is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 8, 2025, the Issuer opened and validly adjourned its Special Meeting of Shareholders (the "Special Meeting"), in light of the Disputed PIPE Action (as defined below). Immediately after the Special Meeting was validly adjourned, counsel representing SAIF Partners IV L.P. ("SAIF"), Advantech Capital Partners Ltd., Prime Success, L.P. and Vivo Capital LLC (collectively, the "Dissenting Investor Group") purported to organize a continuation of the Special Meeting on a minibus at an unannounced location and time where an alleged "new" Board was elected (the "New Imposter Board") without required quorum and without a notice to the incumbent Board or to any other shareholders. According to the Dissenting Investor Group, Dr. Li was elected as one of the directors of the Issuer. The reporting persons do not believe the New Imposter Board has been validly elected and support the current Board installed by the Privy Council's Order and per Antiguan law.

On August 11, 2025, the Issuer, 1Globe Capital LLC and OrbiMed Partners Master Fund Limited (collectively, the "Claimants") filed a statement of claim (the "Antigua SSM Claim") with the Eastern Caribbean Supreme Court in the High Court of Justice against SAIF and each of the members of the New Imposter Board (other than Dr. Li) (the "Antigua SSM Action"), challenging the purported continuation of the Special Meeting and the purported appointment of the New Imposter Board. Pursuant to the Antigua SSM Action, the Claimants are seeking declarations that the purported appointments of each member of the New Imposter Board at the invalid continuation of the Special Meeting were invalid and of no effect and that the purported continuation of the Special Meeting by the Dissenting Investor Group and each of the resolutions purportedly passed there at were invalid and of no effect. The Antigua SSM Action is currently pending.

The Claimants have also filed a statement of claim (the "Disputed PIPE Claim") with the Eastern Caribbean Supreme Court in the High Court of Justice against Vivo Capital LLC, Vivo Fund VIII, Vivo Capital Surplus Fund VIII, L.P., Vivo Capital Fund IX, L.P., Prime Success, L.P. and Cede & Co. (the "Disputed PIPE Action"). Among other items, the Disputed PIPE Action challenges the validity of the Disputed PIPE (as defined in Amendment No. 2 to the Schedule 13D), and seeks a declaration that the Common Shares issued under the Disputed PIPE be set aside and a rectification of the Issuer's register of shareholders to delete any entries in respect of certain of the purported allotments and transfers of the Common Shares issued under the Disputed PIPE. The Disputed PIPE Claim was filed on May 6, 2025 and is currently pending.

The reporting persons purchased the securities of the Issuer reported herein based on the reporting persons' belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the reporting persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the reporting persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the reporting persons may deem advisable.

Other than in Dr. Li's capacity as the Chairman of the Board, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the reporting persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based on 57,281,861 Common Shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the SEC on May 11, 2018. As described herein and in Amendment No. 2 to the Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019) and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the Common Shares outstanding used herein does not include Common Shares purportedly issued after May 2018.

The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or approximately 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, as the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited and (iii) 5,702,460 Common Shares held by relatives of Dr. Li (the "Relative Shares"), which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as Chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the Issuer owned by such entities.

The inclusion of the Subject Shares and the Relative Shares on this Schedule 13D shall not be construed as an admission that the reporting persons are the beneficial owners of such Common Shares. Each of the reporting persons disclaims beneficial ownership over any Common Shares not directly owned by him or it.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate percentage of Common Shares reported owned by each person named herein is based on 57,281,861 Common Shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the SEC on May 11, 2018. As described herein and in Amendment No. 2 to the Schedule 13D, the issuance by the Issuer of the Exchange Shares and the Disputed PIPE, among other things, are the subject of ongoing litigation, and therefore the Common Shares outstanding used herein does not include Common Shares purportedly issued after May 2018.

The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or approximately 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, as the sole member of 1Globe Capital LLC, (ii) the Subject Shares held by CDH Utopia Limited and (iii) the Relative Shares held by relatives of Dr. Li, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as Chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the Issuer owned by such entities.

The inclusion of the Subject Shares and the Relative Shares on this Schedule 13D shall not be construed as an admission that the reporting persons are the beneficial owners of such Common Shares. Each of the reporting persons disclaims beneficial ownership over any Common Shares not directly owned by him or it.
Transactions in the class effected during the past sixty days:
(c) Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

No reporting person has engaged in transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Other than with respect to the Relative Shares and the Subject Shares (the Subject Shares being held by CDH Utopia Limited), no person other than the reporting persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of the Schedule 13D, as amended, is incorporated herein by reference.

On September 12, 2025, the reporting persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") pursuant to which the reporting persons agreed to the joint filing of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein and previously set forth in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between the reporting persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Memorandum of Law in Support of Defendant's Motion to Dismiss Amended Complaint and Motion to Dissolve Preliminary Injunction, dated August 15, 2025.

99.2 - Motion to Dismiss, dated August 15, 2025.

99.3 - Reply to Vivo, dated September 10, 2025.

99.4 - Amended Complaint, dated July 25, 2025.

99.5 - Joint Filing Agreement, dated September 12, 2025.

## Signatures
- 1Globe Capital LLC: /s/ Jiaqiang Li, Jiaqiang Li, Chairman (09/12/2025)
- 1Globe Biomedical (Hong Kong) Company Limited: /s/ Jiaqiang Li, Jiaqiang Li, Chairman (09/12/2025)
- Jiaqiang Li: /s/ Jiaqiang Li, Jiaqiang Li (09/12/2025)